UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Message from the CEO	3
Consolidated Results	9
Net Revenues	9
Cost of Goods Sold	11
Operating Expenses	12
Adjusted EBITDA	14
Financial Results	15
Net Income	16
Special Items	17

CAPEX	19
Portfolio Management	21
Liquidity and Capital Resources	23
Debt	25
Results per Segment	26
Exploration and Production	26
Refining	28
Gas and Power	29
Reconciliation of Adjusted EBITDA	30
Financial Statements	31
Financial Information by Business Area	35
Glossary	44

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 4Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

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MESSAGE FROM THE CEO

Dear Shareholders,

I am very happy to present the report on Petrobras financial performance in 2020, a superb performance in a very challenging environment.

Amidst a severe global recession and the effects of a major global shock to the oil industry, we promised to engineer a J-shaped recovery. The goal was to emerge better than before.

We delivered on our promises.

Costs were reduced and are set to remain on a downward path, productivity is growing, the company is laser focused on investing in world-class assets and has a large pipeline of non-core assets to divest.

We are very proud of our team for the fast and efficient response to the oil crisis. Our employees worked relentlessly to win, corporate people at their homes and operations people at the refineries, plants and oil and gas platforms in the sea.

The execution of the strategy launched in January 2019 was accelerated as well as digital transformation to support the efforts to lower costs and to boost efficiency and operational safety. The work of multidisciplinary agile teams was instrumental to leverage our key resources and to enhance resiliency.

Oil and oil & gas production reached all-time highs at 2.28 MMbpd and 2.84 MMboed, respectively, while most of our global competitors showed output reduction. A major part of our production - about 66% - came from the pre salt fields at an average lifting cost of US$2.5 per boe. This means also higher oil quality sold at a premium on the Brent price as well as less greenhouse gases (GHG) emissions.

Total average lifting cost, at US$ 5.2 per boe in 2020, dropped 42.2% relatively to the 2015-2019 average of US$9.0 per boe.

Petrobras oil and fuel oil exports also reached historical records. Crude oil sales increased 33% and our Tupi and Buzios brand names were consolidated with Asian clients.

Our sales and marketing team is developing initiatives to diversify by geographies and clients. In 2020 they were able to add 14 new clients to the clientele.

Exports of fuel oil climbed 45,9%, primarily due to the successful exploration of low sulphur grade to the Singaporean market, a global shipping hub.

New and successful inroads were made in the sales of naphta, propane, ethane and coke.

Whereas oil prices plunged 35%, our operational cashflow (CFFO) went up 13% and free cash flow (FCF) 20%.

CFFO reached US$ 28.9 billion, the highest of the last 10 years, even comparing with a period of oil prices around US$ 100 per bbl, more than double of last year’s average price of US$42/bbl. When compared to major oil companies, Petrobras was the only one to show an increase in a very challenging environment.

FCF of US$22.1 billion (US$ 24.1 billion if divestments are included) was an all-time high figure for our company. It was also the highest among major oil companies, and almost eight times the average number for the group, at US$2.8 billion.

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Consistently with the focus on meritocracy and value creation, we started the implementation of EVA® as a management system in 2019.

The strength of cashflow generation and a more efficient capital allocation were the main factors underlying the EVA® increase of US$2.3 billion in relation to 2019.

The strong cashflow allowed us to continue to deleverage the balance sheet. Total debt was reduced by US$11.6 billion, to US$ 75.5 billion, from US$87.1 billion as of December 31, 2019, another great achievement.

Net debt of US$63.2 billion at the end of 2020 dropped US$15.7 billion against the position of December 31, 2019.

Cash holdings of US$ 12.4 billion are still greater than optimal. They should be reduced over time to improve the efficiency of capital allocation as attractive opportunities for debt pre-payment arise.

Debt reduction and lower costs of debt contributed to a substantial decline in interest burden. For instance, the interest paid to barrel of oil produced ratio was US$3.80 in 2020 against US$7.80 in 2015 – a 51% drop – and the average of US$7.70 for 2015-2019.

Total interest payment of US$3.2 billion in 2020, represents a sea change when compared to large payments of over US$7.0 billion per year in the recent past, equivalent to more than the CAPEX required to build an offshore oil production system with capacity of 150-180,000 bpd.

Lower debt and interest payments are key to improve risk perception and to free funds to be invested in world-class assets, particularly in a capital- intensive business such as oil.

Petrobras´ total shareholders return have been very poor over the last few years. Given the strong cash flow performance and continued debt reduction, we are proposing to the Board of Directors a dividend distribution of R$ 10.3 billion – R$0,787446 per common and preferred shares –still relatively modest but more than twice the mandatory for the 2020 calendar year. Dividends are scheduled to be paid on April 29.

Manageable operating expenses fell to US$16.9 billion against US$21.8 billion in 2019 and general and administrative expenses went down by US1.0 billion, to US$1.1 billion against US$2.1 billion.

Lifting costs declined 33% on year-on-year basis to US$5.2 from US$7.8/boe. 63 oil platforms were mothballed given low productivity and high operational costs.

We managed to cut costs with air, storage, maritime and port operations. At the same time, the ship-to-ship operations performed by our wholly owned subsidiary Transpetro increased by 66% relative to 2019 and ship availability was raised to 99.2% in 2H20, against 90% in December, 2019. Transpetro sold 11 ships, most of which with 30 or more years, demanding much higher costs of maintenance.

The company is taking steps to optimize inventory management. The inventory was reduced, reaching the lowest level since 2011, and the inventory of oil declined 8 million barrels in a move to eliminate inefficiency and to reallocate capital to better uses.

By the same token, we put for sale some 50,000 tons of scrap and 550 real estate assets.

More than 11,000 employees of Petrobras and its subsidiaries enlisted for the various voluntary dismissal programs, out of which 6,100 left Petrobras in 2019 and 2020 and 5,000 as of 2021. Almost 1,500 managerial positions

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were eliminated, in-sourcing was adopted to save costs and use of digital transformation and automation cut the demand for outsourced services.

The health plan, previously a source of high costs and poor services, is being restructured to pursue efficiency gains, lower costs and much better services.

The pension fund (PETROS) of our employees had a deficit of more than R$30 billion due to mismanagement in the past. A professional management was hired and a new deficit coverage plan was approved and implemented in 2019. In January 2021 a defined contribution plan was approved by regulatory authorities. Therefore, PETROS is now much healthier than it was in the recent past.

Several administrative buildings were shutdown, totaling 14 out of the 23 occupied in early 2019. The number of offices abroad decreased to four from 18 in 2018. Simultaneously, the number of expatriates per office was reduced significantly.

The rationalization of the office space to reduce costs is being facilitated by headcount reduction and adoption of a hybrid regime of home office when we are confident to return to the office. New ways of working are needed to survive and thrive in a technology-driven world.

As in many companies in the world, the adoption of home office for corporate activities, made feasible by the digital revolution, contributed to mitigate the transmission of the coronavirus among our employees and to a significant productivity increase and cost savings.

For instance, travel costs were down by US$40 million in comparison to 2019. A large part of these savings is permanent in a post-COVID world.

Our corporate university was restructured to become leaner, with training programs aligned to the company´s strategic priorities. A program of succession of leaders has commenced, supported by the formation of a new generation of leaders and mentorship.

Expenditure with oil extraction declined US$2.0 billion to US$4.7 billion in 2020 from US$6.7 billion the year before. Refining costs were also reduced to US$1.1 billion from US$1.5 billion.

To address the goal of reducing working capital, we launched Mais Valor program in November last year. This program will benefit both suppliers - through bank financing at lower interest rates - and Petrobras – with longer terms to pay for the purchase of goods and services.

Since January 2019 we concluded 21 transactions and have other 13 signed, involving asset divestitures amounting to some US$17 billion of cash-in, being US$14.4 billion in that year. BR Distribuidora was the first case of privatization of a state-owned company through capital markets.

Divestment revenue was key to finance the acquisition of Búzios (transfer of rights surplus), the largest offshore oil field in the world, in November 2019.

Two fertilizer plants were leased to a chemical company under a long-term contract, our subsidiary ANSA was shut down and our two natural gas distribution companies in Uruguay had their operating licenses returned to the Uruguayan government allowing Petrobras to leave the business.

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Currently, we still have more than 50 assets on sale at different stages in their processes of divestment. Five refineries, Gaspetro and several mature oil fields have reached the final stage for the signing of a sales and purchase agreement.

The divestment program aims to optimize our portfolio, allowing for the reallocation of resources from low-return to high-return assets, to reduce debt and to de-risk the company.

In the last couple of years Petrobras invested US$35 billion, the majority of it in the exploration and production of oil and natural gas in deep and ultradeep waters, our core business.

In 2020 P-70 came on stream for operation in the Atapu field and P-77 (Buzios) and P-67 (Tupi) concluded ramp-ups.

Over the last two years costs of well drilling and completion were reduced by 36%. We started to use new tools for inspection of subsea pipelines to make feasible to lower costs and increase oil output.

The basic project for a new generation of FPSOs was finalized.Thirteen new FPSOs will come on stream from this year to 2025, eight of them are already being built.

Several innovation projects are being developed aiming to minimize exploratory risk, to shorten dramatically the time period between discovery and first oil and to minimize costs of well drilling and completion, among others.

HISEP® is one of these projects in advanced stage. It allows the separation and reinjection of CO2 in the seabed, contributing to cut capex and opex costs and GHG emissions.

If successful, these projects will enhance the resiliency of our portfolio to very low prices of oil, to allow for the exploitation of new pre-salt fields with high CO2 concentration and to create a cleaner oil and natural gas operation.

The digital twins technology was successfully implemented in our refineries and a program is being executed to reach a significant increase in energy efficiency. Energy is a major component of the operational cost of refining and our goal is to reduce costs and GHG emissions.

Reflecting our client focus, a new type of gasoline with higher performance (RON 93) was launched. Production and sales of S10 low-sulphur diesel oil were boosted last year and we are waiting for government license to start the production and sales of renewable diesel.

This product decreases greenhouse gas emissions by 70% relatively to regular diesel, 15% when compared to biodiesel and it is much more friendly to motors. It will be the first product of a new line of biofuels, which includes bio aviation kerosene.

To widen the menu of options for clients, the sales and marketing team is carrying out auctions for future delivery of fuels in some specific places.

Safety of operations and our employees is one of our strategic priorities.

Total recordable injuries per million men hour continued on a downward trend, reaching 0.56 in 2020, establishing a new benchmark for the global oil industry. For the first time in many years, we had zero fatalities in our operations.

Since the outbreak of the COVID-19 pandemics we adopted strict protocols to protect the health of our employees, adoption of home office for corporate personnel until June 30, 2021, team reduction in the operations, massive testing

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(520,000 tests up to February), quarantining, use of PPE´s and availability of 24/7 medical services including telemedicine and air ambulances.

Petrobras also helped to fight the effects of the pandemics on the Brazilian society through the donation of tests, medical and hygiene materials, fuel for ambulances and medical vehicles, food for low income families and computing capacity to support research efforts.

Our social agenda acquired a focus on early childhood education, an investment with high expected social return. Currently, our programs are assisting about 25,000 children.

In January this year we took the first step of a new program, Digital Education for Prosperity, with a grant of 250 laptops to public schools in a low income community. The plan, in a partnership with a non-government organization and two large companies, has a wider scope, encompassing the grant of up to 15,000 computers with Internet access and training centers for teachers of elementary public schools and public high school students in low-income communities.

Digital transformation has been accelerated, supported by training, cultural transformation and a significant enhancement in infrastructure.

High power computing capacity is being raised to 60 Pflops in 2021 from only 3 Pflops in 2018, which is critical to the solving of more complex algorithms, machine learning and artificial intelligence.

Simultaneously, we are implementing the SAP S/4 Hana to simplify, digitalize and integrate process to make productivity gains feasible across the company.

Two excellence centers were created, one for agile excellence and the other for robotization and process digitalization. Alongside the two centers, we developed an Ecosystem for Innovation Corporate Lab to foster innovation through hackathons, design thinking, design sprint, lean startup. To stimulate entrepreneurship we created a program of internal startups, called “Santo de Casa faz milagres”.

Our research center, CENPES, the largest in Latin America, was revamped to become much more integrated with the company strategic goals through the optimization of the R&D project portfolio, partnership with start-up companies and the use of commercial readiness and other instruments.

Energy transition is something to be taken seriously. We strongly believe that, as the largest Latin American oil company, one of our duties is to help in a responsible process of transition. Oil and natural gas are still the backbone of modern economy and they will continue to be relevant for many years, although the global demand tends to grow at a slower and declining pace over time.

Petrobras launched ten commitments to sustainability aiming to minimize GHG emissions, to increase carbon capture and storage and water reutilization, while pursuing innovations to deal with scope 3 emissions and the research of new sources of energy.

The company managed to diminish total GHG emissions for the sixth consecutive year, totaling 56 million tCO2e, a reduction of 6% when compared to 2019, and compatible with our goal of reducing this total by 25% by 2030, compared to 2015. The E&P carbon intensity was 15.8 kgCO2e / boe, on track to reaching our medium-term target of 15 kgCO2e / boe in 2025.

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Carbon intensity of the refining business was 40.2 kgCO2e / CWT, a 3.6% reduction when compared to 2019. It is still too high. We are working hard to converge to 30 kgCO2e/CWT until 2030.

The ultimate sources of economic development are companies. Once they create shareholder value, they have the resources to finance investment, to pay higher wages, to create jobs along the value chain, to invest in social projects and to protect the nature against climate change and to pay taxes.

Petrobras is the largest taxpayer in Brazil. In face of low oil prices and demand contraction we paid R$129 billion in 2020 to the government, totaling R$375 billion in the last couple of years.

Our goal is to become the best oil and gas company in the world by value creation with respect to people and the environment, focus on safety, and continuing to be a reliable supplier of high-quality products to our customers.

I would like to express our solidarity to those who suffered the terrible pain caused by the pandemics and to praise medical professionals and scientists who have been real heroes in the battle for the preservation of human lives.

My acknowledgement to our Board of Directors for its important role and continuous support to strategy execution in this journey.

Last but not least, people are the most valuable asset of Petrobras. Our executives and employees had no doubt to go for the extra mile in the dark hours of a deep recession to keep the ship running safely through rough waters.

Thank you!

Roberto Castello Branco

Chief Executive Officer

Main Items *

Table 1 – Main items

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	13,911	13,148	19,868	53,683	76,589	5.8	(30.0)	(29.9)
Gross profit	7,527	6,280	9,004	24,488	30,857	19.9	(16.4)	(20.6)
Operating expenses	5,433	(2,751)	(5,358)	(14,425)	(10,243)	−	−	40.8
Consolidated net income (loss) attributable to the shareholders of Petrobras	11,509	(236)	1,981	1,141	10,151	−	481.0	(88.8)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	5,385	633	3,141	2,750	9,291	750.7	71.4	(70.4)
Net cash provided by operating activities	7,072	8,584	7,460	28,890	25,600	(17.6)	(5.2)	12.9
Free cash flow	5,683	7,468	5,650	22,074	18,376	(23.9)	0.6	20.1
Adjusted EBITDA	8,811	6,214	8,878	28,391	32,707	41.8	(0.8)	(13.2)
Recurring adjusted EBITDA *	6,493	6,925	9,050	25,242	34,095	(6.2)	(28.3)	(26.0)
Gross debt (US$ million)	75,538	79,588	87,121	75,538	87,121	(5.1)	(13.3)	(13.3)
Net debt (US$ million)	63,168	66,218	78,861	63,168	78,861	(4.6)	(19.9)	(19.9)
Net debt/LTM Adjusted EBITDA ratio	2.22	2.33	2.41	2.22	2.41	(4.7)	(7.9)	(7.9)
Average commercial selling rate for U.S. dollar	5.40	5.38	4.12	5.16	3.95	0.4	31.1	30.6
Brent crude (US$/bbl)	44.23	43.00	63.25	41.67	64.30	2.9	(30.1)	(35.2)
Domestic basic oil by-products price (US$/bbl)	49.96	47.97	74.97	50.14	75.04	4.1	(33.4)	(33.2)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.56	0.76	-	-	(26.3)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

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Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Diesel	3,683	3,642	5,609	13,924	23,007	1.1	(34.3)	(39.5)
Gasoline	1,795	1,705	2,519	6,313	9,810	5.3	(28.7)	(35.6)
Liquefied petroleum gas (LPG)	922	854	984	3,383	4,159	8.0	(6.3)	(18.7)
Jet fuel	342	187	980	1,455	3,832	82.9	(65.1)	(62.0)
Naphtha	330	434	422	1,694	1,669	(24.0)	(21.8)	1.5
Fuel oil (including bunker fuel)	255	152	254	795	1,026	67.8	0.4	(22.5)
Other oil by-products	797	722	828	2,712	3,410	10.4	(3.7)	(20.5)
Subtotal Oil By-Products	8,124	7,696	11,596	30,276	46,913	5.6	(29.9)	(35.5)
Natural gas	957	752	1,495	3,649	5,929	27.3	(36.0)	(38.5)
Renewables and nitrogen products	14	13	43	59	245	7.7	(67.4)	(75.9)
Revenues from non-exercised rights	70	134	137	438	645	(47.8)	(48.9)	(32.1)
Electricity	643	94	388	1,109	1,322	584.0	65.7	(16.1)
Services, agency and others	209	208	234	803	940	0.5	(10.7)	(14.6)
Total domestic market	10,017	8,897	13,893	36,334	55,994	12.6	(27.9)	(35.1)
Exports	3,637	3,889	5,435	15,945	18,085	(6.5)	(33.1)	(11.8)
Crude oil	2,549	2,865	4,014	11,720	13,180	(11.0)	(36.5)	(11.1)
Fuel oil (including bunker fuel)	974	881	1,045	3,525	3,321	10.6	(6.8)	6.1
Other oil by-products and other products	114	144	376	700	1,584	(20.6)	(69.6)	(55.8)
Sales abroad	257	362	540	1,404	2,510	(29.0)	(52.4)	(44.1)
Total foreign market	3,894	4,251	5,975	17,349	20,595	(8.4)	(34.8)	(15.8)
Total	13,911	13,148	19,868	53,683	76,589	5.8	(30.0)	(29.9)

In 4Q20 net revenues were 5.8% above 3Q20, mainly due to the 2.9% appreciation of Brent prices, alongside higher demand for thermopower generation, which led to the increase in electricity, natural gas and fuel oil sales. On the other hand, crude oil exports decreased due to lower oil production in the quarter. We ended the quarter with ongoing crude oil exports of 15 MMbbl.

It is worth mentioning that diesel revenues were slightly higher in 4Q20 when compared to 3Q20, different from the usual seasonality of the product, which historically result in higher sales volumes in the third quarter. This was possible due to our commercial efforts to increase sales, carried out mainly through auctions.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 67% of the domestic oil by-products sales revenues in 4Q20.

In 2020, although total sales volumes went up - derived from a 30% increase in exports when compared to 2019, as a consequence of the drop in demand in Brazil -, net revenues decreased by 30% due to the 35% drop in Brent prices and lower sales of oil by-products, with higher added value than crude oil.

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Crude oil exports to China reduced in 4Q20, reaching 42%, and we directed our exports to other countries such as United States, Chile, Portugal and India. Singapore was the main destination for oil by-product exports, with 80%, capturing the opportunities brought by IMO 2020. In 4Q20, we had the following distribution of export destinations:

Table 3 – Crude oil exports

Country	4Q20	3Q20	2020
China	42%	62%	62%
United States	14%	5%	5%
Chile	11%	5%	7%
Portugal	11%	5%	4%
India	11%	3%	5%
Netherlands	2%	3%	3%
Spain	2%	9%	5%
Others	7%	8%	9%

Table 4 – Oil by-products exports

Country	4Q20	3Q20	2020
Singapore	80%	65%	61%
USA	17%	23%	27%
Others	3%	12%	12%

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Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Brazilian operations	(6,198)	(6,665)	(10,546)	(28,238)	(43,701)	(7.0)	(41.2)	(35.4)
Acquisitions	(1,679)	(1,175)	(3,338)	(6,186)	(13,025)	42.9	(49.7)	(52.5)
Crude oil imports	(668)	(656)	(1,235)	(3,273)	(5,374)	1.8	(45.9)	(39.1)
Oil by-product imports	(470)	(318)	(1,144)	(1,636)	(4,304)	47.8	(58.9)	(62.0)
Natural gas imports	(541)	(201)	(959)	(1,277)	(3,347)	169.2	(43.6)	(61.8)
Production	(4,217)	(5,304)	(6,826)	(21,295)	(28,543)	(20.5)	(38.2)	(25.4)
Crude oil	(3,288)	(4,280)	(5,385)	(16,925)	(22,531)	(23.2)	(38.9)	(24.9)
Production taxes	(1,372)	(1,336)	(1,998)	(5,491)	(8,365)	2.7	(31.3)	(34.4)
Other costs	(1,916)	(2,944)	(3,387)	(11,434)	(14,166)	(34.9)	(43.4)	(19.3)
Oil by-products	(500)	(529)	(756)	(2,164)	(3,228)	(5.5)	(33.9)	(33.0)
Natural gas	(429)	(495)	(685)	(2,206)	(2,784)	(13.3)	(37.4)	(20.8)
Production taxes	(92)	(89)	(162)	(380)	(698)	3.4	(43.2)	(45.6)
Other costs	(337)	(406)	(523)	(1,826)	(2,086)	(17.0)	(35.6)	(12.5)
Services rendered, electricity, renewables, nitrogen products and others	(302)	(186)	(382)	(757)	(2,133)	62.4	(20.9)	(64.5)
Operations abroad	(186)	(203)	(318)	(957)	(2,031)	(8.4)	(41.5)	(52.9)
Total	(6,384)	(6,868)	(10,864)	(29,195)	(45,732)	(7.0)	(41.2)	(36.2)

In spite of the growth in net revenues, cost of goods sold decreased by 7% in 4Q20, when compared to 3Q20, reflecting the decrease of oil and gas production in the quarter, due to higher maintenance stoppages in pre-salt fields, and to cost reversals of health care plan, as a consequence of the revision in the company’s future obligations (please refer to financial statements – footnote 19), resulting in a US$ 0.4 billion COGS reduction.

On the other hand, import costs rose due to higher import volumes of: (i) oil by-products, necessary to meet the demand, as there were some scheduled maintenance stoppages in the refineries, and (ii) natural gas, due to the increase in thermopower generation.

Inventories built at lower Brent oil prices in 3Q20 and sold in 4Q20 had an estimated positive impact of approximately US$ 0.2 billion.

COGS reduced 36% in 2020, when compared to 2019, following the decrease in oil by-products production and lower Brent prices (impacting both import costs and production taxes). Also contributed to this result the higher pre-salt share in the production mix and lower lifting costs, which enabled the reduction on crude oil production costs despite higher production volumes.

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Operating Expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Selling, General and Administrative Expenses	(1,207)	(1,484)	(1,880)	(5,974)	(6,600)	(18.7)	(35.8)	(9.5)
Selling expenses	(1,128)	(1,175)	(1,386)	(4,884)	(4,476)	(4.0)	(18.6)	9.1
Materials, third-party services, freight, rent and other related costs	(952)	(999)	(1,190)	(4,163)	(3,664)	(4.7)	(20.0)	13.6
Depreciation, depletion and amortization	(153)	(160)	(134)	(564)	(549)	(4.4)	14.2	2.7
Allowance for expected credit losses	5	27	(13)	2	(49)	(81.5)	−	−
Employee compensation	(28)	(43)	(49)	(159)	(214)	(34.9)	(42.9)	(25.7)
General and administrative expenses	(79)	(309)	(494)	(1,090)	(2,124)	(74.4)	(84.0)	(48.7)
Employee compensation	(7)	(228)	(312)	(749)	(1,427)	(96.9)	(97.8)	(47.5)
Materials, third-party services, freight, rent and other related costs	(62)	(54)	(148)	(252)	(539)	14.8	(58.1)	(53.2)
Depreciation, depletion and amortization	(10)	(27)	(34)	(89)	(158)	(63.0)	(70.6)	(43.7)
Exploration costs	(366)	(268)	(455)	(803)	(799)	36.6	(19.6)	0.5
Research and development expenses	(100)	(92)	(146)	(355)	(576)	8.7	(31.5)	(38.4)
Other taxes	(191)	(398)	(319)	(952)	(619)	(52.0)	(40.1)	53.8
Impairment of assets	6,019	13	(2,221)	(7,339)	(2,848)	46200.0	−	157.7
Other income and expenses, net	1,278	(522)	(337)	998	1,199	−	−	(16.8)
Total	5,433	(2,751)	(5,358)	(14,425)	(10,243)	−	−	40.8

Selling expenses were down 4% in 4Q20, when compared to 3Q20, due to lower exports volumes and lower freight costs.

G&A expenses dropped 74% due to the effect of the cost reversals of health care plan, of US$ 0.2 billion, as a consequence of the revision in the company’s future obligations. Excluding this effect, G&A would have been stable.

Exploration costs increased mainly due to higher write-offs of dry/subcommercial wells, especially in the Campos and Espirito Santo basins.

Other taxes reduced US$ 207 million QoQ as we had adhered, in 3Q20, to tax amnesty programs in the states of Rio de Janeiro and Espírito Santo.

A portion of US$ 6 billion of impairments previously booked were reversed as a result of new Brent prices and FX curves assumptions (approved in the 2021-25 Strategic Plan) and a revision in the projects portfolio, mainly in the E&P business.

There were other revenues of US$ 1.3 billion in 4Q20 as opposed to other expenses, of US$ 522 million in 3Q20, due to the cost reversal of health care plan of US$ 1.9 billion, as a consequence of the revision in the company’s future obligations.

In 2020 operating expenses increased due to higher impairment, derived from a reduction in projected Brent prices, and to higher selling expenses, led by an increase in volume of exports and in international freight costs and by the sale of 90% of TAG in 2019, resulting in higher payments of the associated tariffs. On the other hand, there was a 49% decrease in G&A expenses, due to resilience measures and FX depreciation.

12

Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During 2020, impairment losses were mainly recognized in the first quarter, arising from significant and adverse effects on the oil and oil by-products market:

(i)	the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and
(ii)	(ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures, in 1Q20, aiming at preserving cash generation, as well as to revise the key assumptions of the 2020-2024 Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others, whose effects were accounted for in1Q20.

On November 25th, 2020, management concluded and approved its 2021-2025 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in this reporting period.

The key assumptions of the 2021-2025 Strategic Plan were expected Brent prices, depreciation of Brazilian real against U.S. dollar, economic slowdown and reduction of demand for oil and oil products.

The table below shows impairment losses and reversals recognized within the statement of income in 2020 (US$ million):

Impairment (losses) / reversals - US$ million
Assets by nature	1Q20	4Q20	2020
E&P producing fields	(13,154)	5,886	(7,316)
Oil and gas production and drilling equipment	(14)	(106)	(120)
Comperj	0	260	260
Second refining unit in RNEST	0	(22)	(22)
Corporate facilities	(161)	−	(161)
Others	(41)	−	55
Total	(13,370)	6,018	(7,304)

For more information, see financial results report, note 27.

13

Adjusted EBITDA

In 4Q20, adjusted EBITDA increased 42% when compared to 3Q20, reaching US$ 8.8 billion. This result was mainly due to cost reversals of health care plan, as a consequence of the revision in the company’s future obligations.

Also contributed to this result higher Brent prices, the increased demand for thermoelectrical energy, which positively impacted energy generation as well as volumes of fuel oil and LNG. These were offset by lower export volumes, lower diesel and gasoline margins and the provisioning of bonus payments to employees.

In 2020, adjusted EBITDA decreased only by 13%, to US$ 28.4 billion, even with the 35% depreciation of Brent prices in the year. This result was achieved through initiatives that increased the company’s resiliency and efficiency, such as: (i) higher exports, which compensated the reduction of demand and margins of oil by-products in Brazil, (ii) lower G&A and (iii) cost reversals of health care plan, as a consequence of the revision in the company’s future obligations. There were also gains related to the exclusion of the VAT tax from the calculation basis of the PIS/COFINS and lower contingencies.

E&P adjusted EBITDA/boe was stable in 4Q20, when compared to 3Q20. In 2020, it reduced 30%, mainly reflecting lower Brent prices.

14

In 4Q20, refining adjusted EBITDA/bbl decreased when compared to 3Q20 as a result of lower positive turnover effect between quarters as Brent prices grew 2.9% in 4Q20 as opposed to 47% in 3Q20. This was partially offset by lower operational expenses, mainly in sales.

In 2020, the decrease reflected the lower turnover effect between years due to lower Brent prices and the reduction of international margins, mainly of diesel, jet fuel and gasoline, and of volumes of sales in domestic market.

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Finance income	145	124	402	551	1,330	16.9	(63.9)	(58.6)
Income from investments and marketable securities (Government Bonds)	36	47	159	202	558	(23.4)	(77.4)	(63.8)
Gains from signed agreements (electric sector)	−	−	−	−	79	−	−	−
Interest on petroleum and alcohol accounts	78	−	2	79	8	−	3800.0	887.5
Other income, net	31	77	241	270	685	(59.7)	(87.1)	(60.6)
Finance expenses	(1,434)	(1,814)	(1,293)	(6,004)	(7,086)	(20.9)	10.9	(15.3)
Interest on finance debt	(770)	(971)	(1,016)	(3,595)	(4,847)	(20.7)	(24.2)	(25.8)
Unwinding of discount on lease liabilities	(328)	(342)	(360)	(1,322)	(1,514)	(4.1)	(8.9)	(12.7)
Discount and premium on repurchase of debt securities	(374)	(521)	(10)	(1,157)	(860)	(28.2)	3640.0	34.5
Capitalized borrowing costs	234	213	325	941	1,332	9.9	(28.0)	(29.4)
Unwinding of discount on the provision for decommissioning costs	(139)	(147)	(190)	(638)	(795)	(5.4)	(26.8)	(19.7)
Other finance expenses and income, net	(57)	(46)	(42)	(233)	(402)	23.9	35.7	(42.0)
Foreign exchange gains (losses) and indexation charges	2,653	(2,496)	(711)	(4,177)	(3,008)	−	−	38.9
Foreign exchange gains (losses)	3,764	(1,351)	143	(1,363)	(72)	−	2532.2	1793.1
Reclassification of hedge accounting to the Statement of Income	(1,134)	(1,143)	(896)	(4,720)	(3,136)	(0.8)	26.6	50.5
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	(71)	−	−	1,709	−	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	94	(2)	42	197	200	−	123.8	(1.5)
Total	1,364	(4,186)	(1,602)	(9,630)	(8,764)	−	−	9.9

In 4Q20 financial results improved due to foreign exchange gains related to the 7.9% appreciation of the Brazilian Real over the US dollar. It is also worth mentioning the effects of our liability management, which reduced finance expenses, led by lower interest rates (US$ 201 million) and the lower premium on repurchase of bonds (US$ 147 million), with lower maturities when compared to 3Q20.

In 2020, financial results were 9.9% worse than in 2019 mainly due to the real depreciation against the US dollar and the higher hedge account reclassification, led by lower than expected exports volume, which were largely offset by the exclusion of the VAT tax from the calculation basis of PIS/COFINS and by lower interest rates.

We ended 2020 with a FX exposure of US$ 43.3 billion.

15

Net income (loss) attributable to Petrobras’ shareholders

In 4Q20, we recorded a net income of US$ 11.5 billion as opposed to a US$ 236 million loss in 3Q20, due to impairment reversals of US$ 6.0 billion, FX gains of US$ 3.8 billion and positive results related to cost reversals of health care plan, of US$ 2.5 billion, as a consequence of the revision in the company’s future obligations.

In 2020 net income reduced 89% to US$ 1.1 billion due to the drop of 35% in Brent prices, higher impairment charges, lower gains with divestments and the depreciation of 31% of the real against the US dollar. On the other hand, initiatives that increased the company’s resiliency and efficiency and continuous debt reduction contributed to partially compensate the impacts brought by the crisis, as can be seen by the cost reversals of health care plan, of US$ 2.5 billion, as a consequence of the revision in the company’s future obligations, gains with the exclusion of VAT from the PIS/COFINS calculation basis of US$ 3 billion, lower G&A expenses and contingencies as well as lower interest expenses.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

4Q20 was mostly positively affected by two non-recurring items, namely impairment reversal of US$ 6 billion and the cost reversals of health care plan, of US$ 2.5 billion, as a consequence of the revision in the company’s future obligations. However, adjusting for non-recurring effects, net income would still be positive at US$ 5.4 billion. Recurring EBITDA would have been US$ 6.5 billion.

In 2020 non-recurring items (mainly impairment charges) affected negatively net income, which would have been US$ 2.8 billion excluding those items. Adjusted EBITDA was positively impacted by non-recurring items and would have been US$ 25.2 billion excluding those items (mainly the cost reversals of health care plan, as a consequence of the revision in the company’s future obligations, and the exclusion of VAT tax over PIS/COFINS).

16

Special Items

Table 8 – Special items

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Net income	11,617	(257)	2,075	948	10,363	−	459.9	(90.9)
Nonrecurring items	8,141	(1,182)	(1,841)	(3,489)	2,448	−	−	−
Nonrecurring items that do not affect Adjusted EBITDA	5,823	(471)	(1,669)	(6,638)	3,836	−	−	−
Impairment of assets and investments	5,681	(113)	(2,223)	(7,854)	(2,852)	−	−	175.4
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(43)	−	(43)	(34)	−	−	26.5
Gains and losses on disposal / write-offs of assets	366	218	621	499	6,046	67.9	(41.1)	(91.7)
Gains on BR Distribuidora follow on	−	−	−	−	3,515	−	−	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	(120)	−	−	−
Agreements signed for the electricity sector *	−	−	−	−	79	−	−	−
Discount related to prepayment of receivables from electricity sector	−	−	−	−	(128)	−	−	−
Write-off of deferred tax assets	−	−	(57)	−	(1,815)	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	(71)	−	−	1,709	−	−	−	−
Discount and premium on repurchase of debt securities	(374)	(520)	(10)	(1,157)	(855)	(28.1)	3640.0	35.3
Inflation indexation charges on petroleum and alcohol accounts	237	−	−	237	−	−	−	−
Financial updating on state amnesty programs	(16)	(13)	−	(29)	−	23.1	−	−
Other nonrecurring items	2,318	(711)	(172)	3,149	(1,388)	−	−	−
PDV	4	(78)	(45)	(1,017)	(199)	−	−	411.1
Careers and remuneration plan	−	−	−	−	(2)	−	−	−
Amounts recovered from Lava Jato investigation	54	16	29	155	220	237.5	86.2	(29.5)
Gains / (losses) on decommissioning of returned/abandoned areas	(324)	(16)	(154)	(342)	(155)	1925.0	110.4	120.6
State amnesty programs	11	(358)	(221)	(347)	(221)	−	−	57.0
Expected credit losses related to the electricity sector	−	−	−	−	(17)	−	−	−
Gains / (losses) related to legal proceedings	−	(139)	241	24	(1,016)	−	−	−
Equalization of expenses - Production Individualization Agreements	(8)	(136)	(22)	701	2	(94.1)	(63.6)	34950.0
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	4	−	−	(79)	−	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	39	−	−	1,516	−	−	−	−
Cost reversals of health care plan due to the revision in the company’s future obligations	2,538	−	−	2,538	−	−	−	−
17

Net effect of nonrecurring items on IR / CSLL	(2,021)	313	683	1,878	(1,588)	−	−	−
Recurring net income	5,492	612	3,235	2,555	9,502	797.4	69.8	(73.1)
Shareholders of Petrobras	5,385	633	3,141	2,750	9,291	750.7	71.4	(70.4)
Non-controlling interests	107	(21)	94	(195)	211	−	13.8	−

Adjusted EBITDA	8,811	6,214	8,878	28,391	32,707	41.8	(0.8)	(13.2)
Nonrecurring items	2,318	(711)	(172)	3,149	(1,388)	−	−	−
Recurring Adjusted EBITDA	6,493	6,925	9,050	25,242	34,095	(6.2)	(28.3)	(26.0)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

18

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9 – Capex

						Variation %
Investments (US$ million)	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Exploration and Production	1,519	1,290	2,394	6,557	8,410	17.8	(36.6)	(22.0)
Refining	354	183	444	947	1,463	93.9	(20.2)	(35.3)
Gas and Power	83	131	217	353	543	(36.7)	(61.7)	(35.0)
Others	93	35	113	200	328	166.4	(17.7)	(39.0)
Total	2,049	1,638	3,168	8,057	10,743	25.1	(35.3)	(25.0)
Signature bonus			16,671		16,671	−	−	−
Total	2,049	1,638	19,839	8,057	27,414	25.1	(89.7)	(70.6)

In 2020, investments amounted US$ 8.1 billion a 25% reduction when compared to 2019, reflecting our resilience measures announced in March that revised 2020 Capex to US$ 8.5 billion and also the E&P portfolio revision, which focused on resilience, prioritizing projects with Brent price breakeven of not more than US$ 35/barrel.

In 4Q20, investments totaled US$ 2.0 billion, up 25% QoQ, with approximately 67% corresponding to growth. Investments in the E&P segment increased approximately 18% in 4Q20 when compared to 3Q20, mainly due to the increase in the construction of development wells in the Santos Basin pre-salt (BUZ-4 and LL-N) and exploratory wells of Urissanê and Búzios-NW, as well as disbursements with construction and integration of P-70 module 1. In the Refining segment, the quarterly increase in investments was due to the execution of scheduled stoppages, which had been postponed at RECAP, REDUC and REFAP.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

Investments in maintenance (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2018, scheduled stoppages and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and ICT.

In 4Q20, investments in the Exploration and Production segment totaled US$ 1.5 billion, with approximately 81% related to growth. The investments were mainly concentrated: (i) in the development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.9 billion); (ii) exploratory investments (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

19

In the Refining segment, investments totaled US$ 0.4 billion in 4Q20, approximately 78% of which were investments in sustaining. Investments in the Gas and Power segment totaled US$ 0.1 billion in 4Q20, of which approximately 88% are investments in growth.

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX PNG 21-25 US$ billion	Petrobras Share	Status
FPSO Carioca (Chartered unit) Sépia 1	2021	180,000	0.82	2.2	97.6%	Project in phase of execution with production system with more than 91% of progress. 10 wells drilled and 7 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.25	1.0	40.0%	Project in phase of execution with production system with more than 93% of progress. 8 wells drilled and 5 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.37	2.3	100%¹	Project in phase of execution with production system with more than 59% of progress. 4 wells drilled and 1 completed.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2023	80,000	0.09	2.1	100.0%	Project in phase of execution with production system with more than 47% of progress. 1 well drilled and 1 completed
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.02	1.6	100.0%	Project in phase of execution with production system with more than 47% of progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	0.8	40.0%	Project in phase of execution with production system with more than 69% of progress. 4 wells drilled and 2 completed
P-71 (Owned unit) Itapu	2023	150,000	0.04	2.3	100.0%	Project in phase of execution with production system with more than 91% of progress. 3 wells drilled and 1 completed
FPSO Marechal Duque de Caxias (Chartered unit) Mero 3	2024	180,000	0.02	0.8	40.0%	Project in phase of execution with production system with more than 10% of progress. 3 wells drilled and 1 completed

¹ Subject to after the signing of the co-participation agreement.

The FPSO Almirante Tamandaré (Búzios 6th module) is under analysis of the proposal and may be included in the table of the next quarter.

20

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with lower returns on capital employed.

In 2020, cash inflows from divestments totaled US$ 2.1 billion until February 24th, 2021, as detailed below, including transactions signed between 2018 and 2021. The main assets sold during the year were PO&G BV, Liquigás, the Baúna field and the Pampo and Enchova Cluster.

In 4Q20 and up to February 25th, 2021, we concluded the sale of the Baúna fields, the Tucano Sul Cluster, the Frade field, PUDSA and Liquigás. These transactions, together with the advance requested by the signatures of the Recôncavo, Remanso, Peroá, Miranga and the Mangue Seco 3 and 4 wind farms, resulted in a cash inflow of US$ 1.07 billion in the period.

Table 13 – Amounts received during 2020 and up to February 24th, 2021 and respective transaction value

Asset	Amounts received (US$ million)	Transaction amount (US$ million)
PO&G BV¹	301	1,530
Macau² cluster	125	191
Pampo e Enchova² cluster	365	451[5]
Ponta do Mel and Redonda²	3.0	7.2
Lagoa Parda² cluster	9.4	10.8
Baúna[2] field	150	665
Frade[2] field	36	100
Liquigás[2]	779.9[6]	879[6]
Tucano Sul³ cluster	3.2	3.01
Pescada³ cluster	0.3	1.5
TAG³	205	205
Cricaré³ cluster	11	155
Fazenda Belém³ cluster	8.8	35.2
Rio Ventura³	3.8	94.2
PUDSA (Assets in Uruguay)³	68.2	61.7
Recôncavo[3] cluster	10	250
Remanso[3] cluster	4.0	30

21

BSBios[3]	47	62
Mangue Seco 1[4]	-	8[6]
Mangue Seco 3 e 4[4]	4.2[6]	16.8[6]
Peroá[4] cluster	5.0	55
Miranga[4] cluster	11	220.1
Total	2,151	5,025

¹Transaction signed in 2018

² Transaction signed in 2019

³ Transaction signed in 2020

4 Transaction signed in 2021

5According to the SPA amendment. The difference in relation to the previously disclosed amount referred to the price adjustment.

6 Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA subscription or cash inflow.

7 The transaction values of Bambuí Bioenergia and local Gas are immaterial.

*.

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the Strategic Plan 2021-2025, undergoing structuring phase and some with teasers to be launched soon.

Table 14 – Assets in divestment process (Teaser, non-binding phase and binding phase)

Position on February 24th, 2021

Teaser / Non-binding phase	Binding phase
Transportadora Brasileira Gasoduto Bolívia (TBG)	ANSA
Transportadora Sul Brasileira de Gás (TSB)	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Onshore fields (ES and SE)	Colombia assets
Albacora and Albacora Leste fields (RJ)	Mangue Seco Wind Farms 2
Marlim, Voador, Marlim Leste and Marlim Sul fields (RJ)	Gaspetro
NTS (10%)
PBIO
Stake in electricity generation companies
UFN-III
Papa Terra field
Onshore fields (AL, AM, ES, CE and SE)
Shallow water fields (AL, BA, CE, RJ and RN)
Deep water fields (ES)

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

22

Liquidity and Capital Resources[1]

Table 13 – Liquidity and capital resources

US$ million	4Q20	3Q20	4Q19	2020	2019
Adjusted cash and cash equivalents at the beginning of period	13,374	20,009	14,482	8,265	14,982
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(670)	(539)	(1,303)	(888)	(1,083)
Cash and cash equivalents at the beginning of period	12,704	19,470	13,179	7,377	13,899
Net cash provided by (used in) operating activities	7,072	8,584	7,460	28,890	25,600
Net cash provided by operating activities from continuing operations	7,072	8,584	7,460	28,890	25,277
Discontinued operations – net cash provided by operating activities	−	−	−	−	323
Net cash provided by (used in) investing activities	(317)	(565)	(7,760)	(4,510)	(1,684)
Net cash provided by (used in) investing activities from continuing operations	(317)	(565)	(7,760)	(4,510)	(3,496)
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus)	(1,388)	(1,115)	(1,825)	(5,874)	(7,217)
Investments in investees	(1)	(1)	15	(942)	(7)
Signature bonus	−	−	(1,331)	−	(1,339)
Transfer of Rights surplus	−	−	(15,341)	−	(15,341)
Proceeds from disposal of assets - Divestment	959	604	1,303	1,997	10,413
Reimbursement of Transfer of rights agreement	−	−	8,361	−	8,361
Dividends received	42	97	600	243	1,436
Divestment (Investment) in marketable securities	71	(150)	458	66	198
Discontinued operations – net cash provided by investing activities	−	−	−	−	1,812
(=) Net cash provided by operating and investing activities	6,755	8,019	(300)	24,380	23,916
Net cash provided by (used) in financing activities from continuing operations	(7,407)	(14,683)	(6,379)	(19,259)	(31,561)
Net financings	(5,502)	(13,236)	(4,185)	(11,861)	(24,310)
Proceeds from financing	1,126	101	2,735	17,023	7,464
Repayments	(6,628)	(13,337)	(6,920)	(28,884)	(31,774)
Repayment of lease liability	(1,509)	(1,400)	(1,585)	(5,880)	(5,207)
Dividends paid to shareholders of Petrobras	(347)	−	(573)	(1,367)	(1,877)
Dividends paid to non-controlling interest	(46)	(8)	(49)	(84)	(138)
Investments by non-controlling interest	(3)	(39)	13	(67)	(29)
Discontinued operations – net cash used in financing activities	−	−	−	−	(508)
Net cash provided by (used) in financing activities	(7,407)	(14,683)	(6,379)	(19,259)	(32,069)
Effect of exchange rate changes on cash and cash equivalents	(327)	(102)	877	(773)	1,631
Cash and cash equivalents at the end of period	11,725	12,704	7,377	11,725	7,377
Government bonds and time deposits with maturities of more than 3 months at the end of period *	659	670	888	659	888
Adjusted cash and cash equivalents at the end of period	12,384	13,374	8,265	12,384	8,265

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	7,072	8,584	7,460	28,890	25,600
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus)	(1,388)	(1,115)	(1,825)	(5,874)	(7,217)
Investments in investees **	(1)	(1)	15	(942)	(7)
Free cash flow	5,683	7,468	5,650	22,074	18,376

As of December 31st, 2020, cash and cash equivalents were US$ 11.7 billion and adjusted cash and cash equivalents totaled US$ 12.4 billion.

1 * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

23

In 2020, aligned with our first strategic pillar of maximization of return on capital employed, we had a solid net cash provided by operating activities of US$  28.9 billion and we reached a positive free cash flow of US$ 22.1 billion, helped by the greater integration of logistics, marketing and sales. The improvements in working capital were, mainly, due to the production records and inventory management, resulting in increased exports, and the use of tax credits. In 4Q20, net cash provided by operating activities was US$ 7.1 billion, reflecting the use of tax credit.

In 2020, this level of cash generation, alongside cash inflows from divestments of US$ 2 billion and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (US$ 28.9 billion) and (iii) to amortize lease liabilities (US$ 5.9 billion), reducing gross debt to US$ 75.5 billion. In addition, CAPEX was US$ 6.8 billion on a cash basis.

In 2020, the company settled several loans and financial debts, amounting to US$ 28.9 billion, notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 4.1 billion and (ii) US$ 9.5 billion to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 1.1 billion (iii) partial prepayment of its revolving credit lines , in the amount of US$ 7.6 billion.

Conciliation EBITDA x OCF x FCF x FCFE

US$ billion

24

Debt

Even in an adverse scenario, our solid cash generation and resilience initiatives contributed to a relevant debt reduction. Gross debt reached US$ 75.5 billion, 13% lower than the US$ 87 billion target for 2020. In addition, liability management helped increase the average maturity from 11.19 years in September 30th, 2020 to 11.71 years in December 31st, 2020.

Gross debt also reduced by 5% when compared to September 30th, 2020, mainly due to repurchases in the capital market and prepayments in the banking market. Therefore, the gross debt/LTM adjusted EBITDA ratio decreased to 2.66x on December 31st, 2020 from 2.80x on September 30th, 2020.

Net debt reduced 5%, reaching US$ 63.2 billion. The net debt/LTM adjusted EBITDA ratio decreased to 2.22x on December 31st, 2020 from 2.33x on September 30th, 2020.

Table 14 – Debt indicators

Debt (US$ million)	12.31.2020	09.30.2020	Δ %	12.31.2019
Financial Debt	53,888	57,573	(6.4)	63,260
Capital Markets	30,137	32,553	(7.4)	35,944
Banking Market	18,597	19,878	(6.4)	21,877
Development banks	1,516	1,483	2.2	1,967
Export Credit Agencies	3,424	3,441	(0.5)	3,233
Others	214	218	(1.8)	239
Finance leases	21,650	22,015	(1.7)	23,861
Gross debt	75,538	79,588	(5.1)	87,121
Adjusted cash and cash equivalents	12,370	13,370	(7.5)	8,260
Net debt	63,168	66,218	(4.6)	78,861
Net Debt/(Net Debt + Market Cap) - Leverage	47%	59%	(20.3)	44%
Average interest rate (% p.a.)	5.9	5.8	1.7	5.9
Weighted average maturity of outstanding debt (years)	11.71	11.19	4.6	10.80
Net debt/LTM Adjusted EBITDA ratio	2.22	2.33	(4.7)	2.41
Gross debt/LTM Adjusted EBITDA ratio	2.66	2.80	(4.9)	2.66

25

Results by Segment

Exploration and Production[2]

Table 15 – E&P results

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	8,995	9,358	13,868	34,395	50,463	(3.9)	(35.1)	(31.8)
Gross profit	4,966	4,701	6,991	16,297	23,158	5.6	(29.0)	(29.6)
Operating expenses	4,744	(612)	(1,781)	(9,247)	(4,181)	−	−	121.2
Operating income (loss)	9,710	4,089	5,210	7,050	18,977	137.5	86.4	(62.8)
Net income (loss) attributable to the shareholders of Petrobras	6,385	2,707	3,440	4,475	12,624	135.9	85.6	(64.6)
Adjusted EBITDA of the segment	5,443	6,013	8,824	22,847	31,720	(9.5)	(38.3)	(28.0)
EBITDA margin of the segment (%)	61	64	64	65	63
Average Brent crude (US$/bbl)	44.23	43.00	63.25	41.67	64.30	2.9	(30.1)	(35.2)
Sales price - Brazil
Crude oil (US$/bbl)	43.29	42.30	63.00	39.96	61.25	2.3	(31.3)	(34.8)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5.61	4.54	6.56	5.23	7.77	23.6	(14.5)	(32.7)
excluding production taxes	7.19	6.09	8.22	6.83	9.62	18.1	(12.5)	(29.0)
Onshore and shallow waters
with leases	12.87	13.03	20.69	15.45	22.52	(1.2)	(37.8)	(31.4)
excluding leases	12.33	11.96	19.90	14.54	21.78	3.1	(38.1)	(33.2)
Deep and ultra-deep post-salt
with leases	12.63	10.36	11.37	11.05	12.73	21.9	11.1	(13.2)
excluding leases	11.23	8.82	9.80	9.55	10.98	27.4	14.7	(13.1)
Pre-salt
with leases	4.47	3.86	5.02	4.25	5.61	15.9	(10.8)	(24.3)
excluding leases	2.71	2.27	3.20	2.53	3.52	19.5	(15.2)	(28.0)
including production taxes and excluding leases	13.06	11.21	17.28	11.50	19.10	16.5	(24.4)	(39.8)
including production taxes and leases	14.64	12.75	18.94	13.10	20.95	14.8	(22.7)	(37.4)
Production taxes - Brazil	1,537	1,582	2,447	5,933	10,641	(2.8)	(37.2)	(44.2)
Royalties	851	907	1,210	3,299	4,676	(6.2)	(29.7)	(29.5)
Special Participation	677	666	1,226	2,596	5,918	1.7	(44.8)	(56.1)
Retention of areas	10	9	11	38	47	7.8	(11.8)	(18.4)

In 2020, E&P gross profit was US$ 16.3 billion, a reduction of 30% when compared to 2019. This decrease was due to lower Brent prices, partially offset by higher production. Operating profit was US$ 7.0 billion in 2020, 63% lower than 2019, due to higher impairment losses.

In 4Q20, gross profit in E&P was US$ 5.0 billion, an increase of 6% when compared to 3Q20. This increase reflected the slightly appreciation of Brent prices and, more importantly, the cost reversals of health care plan (AMS)2, as a consequence of the revision of future obligations, and the reduction in Depreciation, Depletion and Amortization (DD&A), and was partially offset by a decrease in revenues, due to lower production.

Operating profit was US$ 9.7 billion in 4Q20, 137% higher than 3Q20. Higher operating profit reflected, mainly, the impairment reversal, in addition to higher non-recurring tax expenses in 3Q20, due to the approval for the adhesion to tax amnesty programs in the states of Rio de Janeiro and Espírito Santo. This increase was partially offset by higher abandonment estimates and lower result from the sale of assets than in the previous quarter.

1 Leases refers to platform leasing

2 Please see Note 19

26

Lifting cost in 2020, without government participation and without leases, was US$ 5.2/boe, which represents a 33% reduction compared to the previous year (US$ 7.8/boe). The drop is explained by the 31% depreciation of the real against the US dollar, by cost reduction initiatives and by higher production from pre-salt fields, which are world-class assets and, thus, more resilient and competitive.

In 4Q20, lifting cost without government participation and without leases increased 24% when compared to the previous quarter, due to higher expenses with subsea activities in the Campos Basin and intervention in pre-salt wells, in addition to lower production.

In the pre-salt, lifting cost increased 20% when compared to 3Q20, due to higher spending with interventions and lower production.

In the post-salt, lifting cost increased 27% in the quarterly comparison, due to the higher level of subsea maintenance and inspections activities and decrease in production.

Starting in 4Q20, lifting costs for onshore and shallow water activities will be jointly disclosed in our reports. Considering the ongoing divestment process and mothballing, onshore and shallow water only represented about 7% of our production in 4Q20. This quarter, we observed a 3% increase in onshore and shallow water lifting costs, due to higher maintenance expenses in onshore fields, partially offset by the divestment of the Pampo and Enchova Cluster, which occurred in 3Q20.

27

Refining

Table 16 – Refining results **

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	12,086	11,955	17,606	47,782	67,538	1.1	(31.4)	(29.3)
Gross profit	1,244	1,612	1,946	3,771	5,960	(22.8)	(36.1)	(36.7)
Operating expenses	82	(856)	(1,562)	(2,992)	(4,334)	−	−	(31.0)
Operating Income (Loss)	1,326	756	384	779	1,626	75.4	245.3	(52.1)
Net income (loss) attributable to the shareholders of Petrobras	976	403	108	111	1,021	142.2	803.7	(89.1)
Adjusted EBITDA of the segment	1,226	1,291	1,572	2,337	4,984	(5.0)	(22.0)	(53.1)
EBITDA margin of the segment (%)	10	11	9	5	7	−	(803.0)
Refining cost (US$ / barrel) - Brazil	1.47	1.41	2.29	1.70	2.46	4.3	(35.8)	(30.9)
Domestic basic oil by-products price (US$/bbl)	49.96	47.97	74.97	50.14	75.04	4.1	(33.4)	(33.2)

In 4Q20, gross profit in refining was US$ 368 million lower than 3Q20 due to a lower inventory turnover effect between quarters of US$ 684 million, which reflected the increase in Brent prices in 4Q20 (the positive inventory turnover effect was US$ 1.12 billion in 3Q20 and US$ 443 million in 4Q20). Excluding the inventory turnover effect, gross profit would have been US$ 801 million in 4Q20 and US$ 485 million in 3Q20.

In 4Q20, there were better margins for oil by-products in the domestic market, especially LPG and naphta, and an increase in sales volumes, mainly jet fuel, reflecting the recovery in the aviation sector, especially domestic flights, and fuel oil, due to higher thermoelectric demand. There were also better margins in crude oil and oil by-products exports, mainly fuel oil, reflecting trends in international margins.

The increase of US$ 570 million in operating income in 4Q20 reflected lower operating expenses of US$ 938 million due to the impairment reversal of Comperj of US$ 260 million and US$ 531 million gains on the sale of Liquigás.

In 2020, refining gross profit was US$ 2.19 billion lower, due to the negative variation in the inventory turnover of US$ 1.33 billion (inventory turnover effect was US$ 881 million in 2019 and negative US$ 452 million in 2020) and by the reduction of international margins. Excluding the inventory turnover effects, gross profit would have been US$ 4.22 billion in 2020 and US$ 5.08 billion in 2019.

There were lower margins for oil by-products in the domestic market, mainly diesel, jet fuel and gasoline, due to the reduction in international prices by effect of the COVID 19 pandemic, partially offset by higher margins in LPG and naphtha. There was also the impact of lower sales volume, mainly jet fuel and gasoline, due to the effect of the COVID-19 pandemic on urban mobility and the aviation sector.

The lower margin of oil exports was due to the reduction in international prices, but it was partially offset by the higher export volume. On the other hand, there was higher volume and margins in the export of oil by-products, mainly fuel oil, as a consequence of the change in international specification with the implementation of IMO 2020, and lower expenses and reduced consumption of natural gas.

Lower operating profit in 2020 reflected the reduction in gross profit, partially offset by lower operating expenses.

28

Gas and Power

Table 17 – G&P results

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Sales revenues	2,256	1,582	2,749	7,725	11,493	42.6	(17.9)	(32.8)
Gross profit	987	821	974	3,740	3,780	20.2	1.3	(1.1)
Operating expenses	(741)	(513)	(1,199)	(2,581)	2,580	44.4	(38.2)	−
Operating income (loss)	246	308	(225)	1,159	6,360	(20.1)	−	(81.8)
Net income (loss) attributable to the shareholders of Petrobras	194	244	(156)	821	4,180	(20.5)	−	(80.4)
Adjusted EBITDA of the segment	425	413	187	1,705	1,862	2.9	127.3	(8.4)
EBITDA margin of the segment (%)	19	26	7	22	16	(7)	12	6
Natural gas sales price - Brazil (US$/bbl)	30.82	28.79	42.70	33.76	46.29	7.1	(27.8)	(27.1)

In 4Q20, G&P gross profit was US$ 987 million, an increase of 20% when compared to 3Q20, as a result of higher energy generation associated with higher margins due to the increase in spot prices, in addition to the increase in sales volumes of gas in the thermoelectric and non-thermoelectric segments.

Despite the higher gross profit, operating income was US$ 62 million lower due to higher sales expenses (US$ 125 million) with contractual transport tariff adjustment in 4Q20 and non-recurring effects that reduced expenses in the previous quarter: (i) the reversal of the provision for losses (US$ 34 million) after an agreement to end disputes related to thermoelectric plants and (ii) the reversal of impairments in the power segment, Fafen-BA, Fafen-SE (US$ 32 million).

In 2020, G&P gross profit was US$ 3.7 billion, in line with 2019, as a result of the negative impact of the exchange rate devaluation on energy sales revenue, lower natural gas volumes and energy generation because of the effects of the pandemic and the reduction in contracts in the regulated environment, which were partially offset by lower energy contract settling costs and natural gas processing costs, and reduced expenses with nitrogen fertilizer plants, due to the mothballed of these units.

Operating profit was US$ 5.2 billion lower than in 2019 due to the sale of 90% interest in TAG, in June, 2019, higher selling expenses with the payment of TAG's tariff and lower gross profit.

29

1.                Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Reconciliation of Adjusted EBITDA

						Variation (%)
US$ million	4Q20	3Q20	4Q19	2020	2019	4Q20 / 3Q20	4Q20 / 4Q19	2020 / 2019
Net income (loss) from continuing operations	11,617	(257)	2,075	948	7,803	−	459.9	(87.9)
Net finance income (expense)	(1,364)	4,186	1,602	9,630	8,764	−	−	9.9
Income taxes	2,725	(568)	(241)	(1,174)	4,200	−	−	−
Depreciation, depletion and amortization	2,236	2,873	3,631	11,445	14,836	(22.2)	(38.4)	(22.9)
EBITDA	15,214	6,234	7,067	20,849	35,603	144.0	115.3	(41.4)
Results in equity-accounted investments	(18)	168	210	659	(153)	−	−	−
Impairment	(6,019)	(13)	2,221	7,339	2,848	46200.0	−	157.7
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	43	−	43	34	−	−	26.5
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	(366)	(218)	(620)	(499)	(6,046)	67.9	(41.0)	(91.7)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	120	−	−	−
Adjusted EBITDA from continuing operations	8,811	6,214	8,878	28,391	32,406	41.8	(0.8)	(12.4)
Adjusted EBITDA from dIscontinued operations	−	−	−	−	301	−	−	−
Adjusted EBITDA	8,811	6,214	8,878	28,391	32,707	41.8	(0.8)	(13.2)
Adjusted EBITDA margin (%)	63	47	45	53	42	16.0	18.0	11.0

30

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

US$ million	4Q20	3Q20	4Q19	2020	2019
Sales revenues	13,911	13,148	19,868	53,683	76,589
Cost of sales	(6,384)	(6,868)	(10,864)	(29,195)	(45,732)
Gross profit	7,527	6,280	9,004	24,488	30,857
Selling expenses	(1,128)	(1,175)	(1,386)	(4,884)	(4,476)
General and administrative expenses	(79)	(309)	(494)	(1,090)	(2,124)
Exploration costs	(366)	(268)	(455)	(803)	(799)
Research and development expenses	(100)	(92)	(146)	(355)	(576)
Other taxes	(191)	(398)	(319)	(952)	(619)
Impairment of assets	6,019	13	(2,221)	(7,339)	(2,848)
Other income and expenses	1,278	(522)	(337)	998	1,199
	5,433	(2,751)	(5,358)	(14,425)	(10,243)
Operating income (loss)	12,960	3,529	3,646	10,063	20,614
Finance income	145	124	402	551	1,330
Finance expenses	(1,434)	(1,814)	(1,293)	(6,004)	(7,086)
Foreign exchange gains (losses) and inflation indexation charges	2,653	(2,496)	(711)	(4,177)	(3,008)
Net finance income (expense)	1,364	(4,186)	(1,602)	(9,630)	(8,764)
Results in equity-accounted investments	18	(168)	(210)	(659)	153
Income (loss) before income taxes	14,342	(825)	1,834	(226)	12,003
Income taxes	(2,725)	568	241	1,174	(4,200)
Net income (loss) from continuing operations	11,617	(257)	2,075	948	7,803
Net income (loss) from discontinued operations	−	−	−	−	2,560
Net Income (Loss)	11,617	(257)	2,075	948	10,363
Net income (loss) attributable to:
Shareholders of Petrobras	11,509	(236)	1,981	1,141	10,151
Net income (loss) from continuing operations	11,509	(236)	1,981	1,141	7,660
Net income (loss) from discontinued operations	−	−	−	−	2,491
Non-controlling interests	108	(21)	94	(193)	212
Net income (loss) from continuing operations	108	(21)	94	(193)	143
Net income (loss) from discontinued operations	−	−	−	−	69

31

Table 20 - Statement of Financial Position – Consolidated

ASSETS - US$ million	12.31.2020	12.31.2019
Current assets	27,388	27,812
Cash and cash equivalents	11,711	7,372
Marketable securities	659	888
Trade and other receivables, net	4,731	3,762
Inventories	5,677	8,189
Recoverable taxes	2,595	3,544
Assets classified as held for sale	785	2,564
Other current assets	1,230	1,493
Non-current assets	162,622	201,928
Long-term receivables	20,200	17,691
Trade and other receivables, net	2,631	2,567
Marketable securities	44	58
Judicial deposits	7,281	8,236
Deferred taxes	6,451	1,388
Other tax assets	3,158	3,939
Advances to suppliers	−	−
Other non-current assets	635	1,503
Investments	3,273	5,499
Property, plant and equipment	124,201	159,265
Intangible assets	14,948	19,473
Total assets	190,010	229,740

LIABILITIES - US$ million	12.31.2020	12.31.2019
Current liabilities	26,225	28,816
Trade payables	6,859	5,601
Finance debt	4,186	4,469
Lease liability	5,698	5,737
Taxes payable	2,834	3,700
Dividends payable	858	1,558
Short-term benefits	1,953	1,645
Pension and medical benefits	1,549	887
Liabilities related to assets classified as held for sale	685	3,246
Other current liabilities	1,603	1,973
Non-current liabilities	103,909	126,709
Finance debt	49,702	58,791
Lease liability	15,952	18,124
Income taxes payable	357	504
Deferred taxes	195	1,760
Long-term benefits	−	−
Pension and medical benefits	14,520	25,607
Provision for legal and administrative proceedings	2,199	3,113
Provision for decommisioning costs	18,780	17,460
Other non-current liabilities	2,204	1,350
Shareholders equity	59,876	74,215
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(47,753)	(33,778)
Non-controlling interests	528	892
Total liabilities and shareholders´ equity	190,010	229,740
32

Table 21 - Statement of Cash Flows – Consolidated

US$ million	4Q20	3Q20	4Q19	2020	2019
Cash flows from Operating activities
Net income for the period	11,617	(257)	2,075	948	10,363
Adjustments for:
Net income from discontinued operations	−	−	−	−	(2,560)
Pension and medical benefits (actuarial expense)	(2,176)	358	499	(1,001)	2,086
Results of equity-accounted investments	(18)	168	210	659	(153)
Depreciation, depletion and amortization	2,236	2,873	3,631	11,445	14,836
Impairment of assets (reversal)	(6,019)	(13)	2,221	7,339	2,848
Allowance (reversals) for credit loss on trade and others receivables	20	(8)	18	144	87
Exploratory expenditure write-offs	233	185	243	456	308
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(364)	(177)	(620)	(456)	(6,012)
Foreign exchange, indexation and finance charges	(1,364)	4,253	1,596	11,094	8,460
Deferred income taxes, net	2,443	(572)	(69)	(1,743)	2,798
Revision and unwinding of discount on the provision for decommissioning costs	463	164	338	981	950
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	89	(5)	−	(3,173)	−
Inventory write-down (write-back) to net realizable value	−	3	9	375	15
Early termination and changes on payments of lease agreements	(103)	(26)	(61)	(276)	(60)
Decrease (Increase) in assets
Trade and other receivables, net	70	435	(542)	1	2,233
Inventories	(18)	(364)	(415)	724	(281)
Judicial deposits	55	(186)	(488)	(859)	(2,144)
Escrow account - Class action agreement	−	−	−	−	1,819
Other assets	(292)	872	652	159	(219)
Increase (Decrease) in liabilities
Trade payables	45	463	(204)	216	(989)
Other taxes payable	1,268	1,527	(25)	3,246	225
Pension and medical benefits	(227)	(162)	(477)	(1,048)	(1,882)
Provisions for legal proceedings	13	(5)	(90)	(261)	(3,767)
Short-term benefits	(279)	(50)	(165)	781	185
Provision for decommissioning costs	(169)	(141)	(181)	(482)	(512)
Agreement with US authorities	−	−	−	−	(768)
Other liabilities	(420)	(717)	(639)	(47)	(259)
Income taxes paid	(31)	(34)	(56)	(332)	(2,330)
Net cash provided by operating activities from continuing operations	7,072	8,584	7,460	28,890	25,277
Operating discontinued activities	−	−	−	−	323
Net cash provided by operating activities	7,072	8,584	7,460	28,890	25,600
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets (except for the Transfer of Right surplus)	(1,388)	(1,115)	(3,156)	(5,874)	(8,556)
Transfer of rights surplus	−	−	(15,341)	−	(15,341)
Investments in investees	(1)	(1)	15	(942)	(7)
Proceeds from disposal of assets - Divestment	959	604	1,303	1,997	10,413
Reimbursement of Transfer of rights agreement	−	−	8,361	−	8,361
Divestment (Investment) in marketable securities	71	(150)	458	66	198
Dividends received	42	97	600	243	1,436
Net cash provided (used) by investing activities from continuing operations	(317)	(565)	(7,760)	(4,510)	(3,496)
Investing discontinued activities	−	−	−	−	1,812
Net cash provided (used) by investing activities	(317)	(565)	(7,760)	(4,510)	(1,684)
Cash flows from Financing activities
33

Investments by non-controlling interest	(3)	(39)	13	(67)	(29)
Financing and loans, net:
Proceeds from financing	1,126	101	2,735	17,023	7,464
Repayment of finance debt - principal	(6,129)	(12,376)	(6,187)	(25,727)	(27,273)
Repayment of finance debt - interest	(499)	(961)	(733)	(3,157)	(4,501)
Repayment of lease liability	(1,509)	(1,400)	(1,585)	(5,880)	(5,207)
Dividends paid to Shareholders of Petrobras	(347)	−	(573)	(1,367)	(1,877)
Dividends paid to non-controlling interests	(46)	(8)	(49)	(84)	(138)
Net cash provided (used) in financing activities from continuing operations	(7,407)	(14,683)	(6,379)	(19,259)	(31,561)
Financing discontinued activities	−	−	−	−	(508)
Net cash provided (used) in financing activities	(7,407)	(14,683)	(6,379)	(19,259)	(32,069)
Effect of exchange rate changes on cash and cash equivalents	(327)	(102)	877	(773)	1,631
Net increase (decrease) in cash and cash equivalents	(979)	(6,766)	(5,802)	4,348	(6,522)
Cash and cash equivalents at the beginning of the period	12,704	19,470	13,179	7,377	13,899
Cash and cash equivalents at the end of the period	11,725	12,704	7,377	11,725	7,377

34

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 22 - Consolidated Income by Segment – 2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	34,395	47,782	7,725	876	(37,095)	53,683
Intersegments	33,524	865	2,455	251	(37,095)	−
Third parties	871	46,917	5,270	625	−	53,683
Cost of sales	(18,098)	(44,011)	(3,985)	(832)	37,731	(29,195)
Gross profit	16,297	3,771	3,740	44	636	24,488
Expenses	(9,247)	(2,992)	(2,581)	419	(24)	(14,425)
Selling expenses	−	(2,520)	(2,320)	(20)	(24)	(4,884)
General and administrative expenses	(155)	(161)	(85)	(689)	−	(1,090)
Exploration costs	(803)	−	−	−	−	(803)
Research and development expenses	(232)	(11)	(10)	(102)	−	(355)
Other taxes	(478)	(137)	(31)	(306)	−	(952)
Impairment of assets	(7,364)	164	36	(175)	−	(7,339)
Other income and expenses	(215)	(327)	(171)	1,711	−	998
Operating income (loss)	7,050	779	1,159	463	612	10,063
Net finance income (expense)	−	−	−	(9,630)	−	(9,630)
Results in equity-accounted investments	(181)	(437)	128	(169)	−	(659)
Income (loss) before income taxes	6,869	342	1,287	(9,336)	612	(226)
Income taxes	(2,398)	(265)	(393)	4,438	(208)	1,174
Net income (loss) from continuing operations	4,471	77	894	(4,898)	404	948
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	4,471	77	894	(4,898)	404	948
Net income (loss) attributable to:
Shareholders of Petrobras	4,475	111	821	(4,670)	404	1,141
Net income (loss) from continuing operations	4,475	111	821	(4,670)	404	1,141
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(4)	(34)	73	(228)	−	(193)
Net income (loss) from continuing operations	(4)	(34)	73	(228)	−	(193)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	4,471	77	894	(4,898)	404	948

35

Table 23 - Consolidated Income by Segment – 2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	50,462	67,538	11,493	1,221	(54,125)	76,589
Intersegments	49,400	9,432	3,308	226	(54,125)	8,241
Third parties	1,062	58,106	8,185	995	−	68,348
Cost of sales	(27,304)	(61,578)	(7,713)	(1,167)	52,030	(45,732)
Gross profit	23,158	5,960	3,780	54	(2,095)	30,857
Expenses	(4,181)	(4,334)	2,580	(4,280)	(28)	(10,243)
Selling expenses	−	(2,164)	(2,260)	(31)	(21)	(4,476)
General and administrative expenses	(254)	(336)	(134)	(1,401)	1	(2,124)
Exploration costs	(799)	−	−	−	−	(799)
Research and development expenses	(394)	(11)	(15)	(156)	−	(576)
Other taxes	(127)	(151)	(152)	(189)	−	(619)
Impairment of assets	(1,956)	(697)	(195)	−	−	(2,848)
Other income and expenses	(651)	(975)	5,336	(2,503)	(8)	1,199
Operating income (loss)	18,977	1,626	6,360	(4,226)	(2,123)	20,614
Net finance income (expense)	−	−	−	(8,764)	−	(8,764)
Results in equity-accounted investments	86	(151)	103	115	−	153
Income (loss) before income taxes	19,063	1,475	6,463	(12,875)	(2,123)	12,003
Income taxes	(6,451)	(552)	(2,162)	4,244	721	(4,200)
Net income (loss) from continuing operations	12,612	923	4,301	(8,631)	(1,402)	7,803
Net income (loss) from discontinued operations	−	−	3	2,557	−	2,560
Net Income (Loss)	12,612	923	4,304	(6,074)	(1,402)	10,363
Net income (loss) attributable to:
Shareholders of Petrobras	12,624	1,021	4,180	(6,272)	(1,402)	10,151
Net income (loss) from continuing operations	12,624	1,021	4,179	(8,762)	(1,402)	7,660
Net income (loss) from discontinued operations	−	−	1	2,490	−	2,491
Non-controlling interests	(12)	(98)	124	198	−	212
Net income (loss) from continuing operations	(12)	(98)	121	132	−	143
Net income (loss) from discontinued operations	−	−	3	66	−	69
	12,612	923	4,304	(6,074)	(1,402)	10,363

36

Table 24 - Quarterly Consolidated Income by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	8,995	12,086	2,256	249	(9,675)	13,911
Intersegments	8,772	242	574	87	(9,675)	−
Third parties	223	11,844	1,682	162	−	13,911
Cost of sales	(4,029)	(10,842)	(1,269)	(231)	9,987	(6,384)
Gross profit	4,966	1,244	987	18	312	7,527
Expenses	4,744	82	(741)	1,353	(5)	5,433
Selling expenses	−	(504)	(614)	(4)	(6)	(1,128)
General and administrative expenses	(24)	(2)	(18)	(35)	−	(79)
Exploration costs	(366)	−	−	−	−	(366)
Research and development expenses	(66)	(3)	(6)	(25)	−	(100)
Other taxes	(18)	(50)	(12)	(111)	−	(191)
Impairment of assets	5,816	207	4	(8)	−	6,019
Other income and expenses	(598)	434	(95)	1,536	1	1,278
Operating income (loss)	9,710	1,326	246	1,371	307	12,960
Net finance income (expense)	−	−	−	1,364	−	1,364
Results in equity-accounted investments	(24)	112	46	(116)	−	18
Income (loss) before income taxes	9,686	1,438	292	2,619	307	14,342
Income taxes	(3,302)	(451)	(83)	1,216	(105)	(2,725)
Net income (loss) from continuing operations	6,384	987	209	3,835	202	11,617
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	6,384	987	209	3,835	202	11,617
Net income (loss) attributable to:
Shareholders of Petrobras	6,385	976	194	3,752	202	11,509
Net income (loss) from continuing operations	6,385	976	194	3,752	202	11,509
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(1)	11	15	83	−	108
Net income (loss) from continuing operations	(1)	11	15	83	−	108
Net income (loss) from discontinued operations	−	−	−	−	−	−
	6,384	987	209	3,835	202	11,617

37

Table 25 - Quarterly Consolidated Income by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	9,358	11,955	1,582	226	(9,973)	13,148
Intersegments	9,141	171	593	68	(9,973)	−
Third parties	217	11,784	989	158	−	13,148
Cost of sales	(4,657)	(10,343)	(761)	(203)	9,096	(6,868)
Gross profit	4,701	1,612	821	23	(877)	6,280
Expenses	(612)	(856)	(513)	(765)	(5)	(2,751)
Selling expenses	−	(671)	(493)	(6)	(5)	(1,175)
General and administrative expenses	(28)	(48)	(21)	(212)	−	(309)
Exploration costs	(268)	−	−	−	−	(268)
Research and development expenses	(63)	(2)	(1)	(26)	−	(92)
Other taxes	(370)	2	(7)	(23)	−	(398)
Impairment of assets	(13)	−	32	(6)	−	13
Other income and expenses	130	(137)	(23)	(492)	−	(522)
Operating income (loss)	4,089	756	308	(742)	(882)	3,529
Net finance income (expense)	−	−	−	(4,186)	−	(4,186)
Results in equity-accounted investments	7	(105)	59	(129)	−	(168)
Income (loss) before income taxes	4,096	651	367	(5,057)	(882)	(825)
Income taxes	(1,390)	(257)	(104)	2,019	300	568
Net income (loss) from continuing operations	2,706	394	263	(3,038)	(582)	(257)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net Income (Loss)	2,706	394	263	(3,038)	(582)	(257)
Net income (loss) attributable to:
Shareholders of Petrobras	2,707	403	244	(3,008)	(582)	(236)
Net income (loss) from continuing operations	2,707	403	244	(3,008)	(582)	(236)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(1)	(9)	19	(30)	−	(21)
Net income (loss) from continuing operations	(1)	(9)	19	(30)	−	(21)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	2,706	394	263	(3,038)	(582)	(257)
38

Table 26 - Other Income and Expenses by Segment – 2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,244)	(95)	(96)	(6)	−	(1,441)
Voluntary Separation Plan - PDV	(393)	(316)	(29)	(279)	−	(1,017)
Gains / (losses) related to legal, administrative and arbitration proceedings	(313)	(293)	76	37	−	(493)
Variable compensation program	(197)	(108)	(17)	(117)	−	(439)
Gains/(losses) with Commodities Derivatives	−	−	−	(308)	−	(308)
Gains / (losses) on decommissioning of returned/abandoned areas	(342)	−	−	−	−	(342)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Fines imposed on suppliers	88	−	2	5	−	95
Amounts recovered from Lava Jato investigation	17	−	−	138	−	155
Early termination and changes on payments of lease agreements	259	(3)	6	14	−	276
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	228	392	(67)	(54)	−	499
Equalization of expenses - Production Individualization Agreements	701	−	−	−	−	701
Pension and medical benefits - retirees	−	−	−	889	−	889
Expenses/Reimbursements from E&P partnership operations	912	−	−	−	−	912
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	50	33	1,431	−	1,514
Others	69	46	(36)	(39)	−	40
	(215)	(327)	(171)	1,711	−	998

Table 27 - Other Income and Expenses by Segment – 2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,187)	(14)	(117)	(3)	−	(1,321)
Voluntary Separation Plan - PDV	(71)	(66)	(3)	(58)	−	(198)
Gains / (losses) related to legal, administrative and arbitration proceedings	(119)	(513)	80	(968)	−	(1,520)
Variable compensation program	(263)	(128)	(30)	(222)	−	(643)
Gains/(losses) with Commodities Derivatives	−	−	−	(370)	−	(370)
Gains / (losses) on decommissioning of returned/abandoned areas	(155)	−	−	−	−	(155)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(34)	−	(34)
Fines imposed on suppliers	114	24	117	5	−	260
Amounts recovered from Lava Jato investigation	16	−	−	204	−	220
Early termination and changes on payments of lease agreements	42	−	(2)	20	−	60
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	700	(204)	5,361	189	−	6,046
Equalization of expenses - Production Individualization Agreements	5	−	−	(3)	−	2
Pension and medical benefits - retirees	−	−	−	(1,371)	−	(1,371)
Expenses/Reimbursements from E&P partnership operations	480	−	−	−	−	480
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	(213)	(74)	(70)	108	(8)	(257)
	(651)	(975)	5,336	(2,503)	(8)	1,199

39

Table 28 - Other Income and Expenses by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Variable compensation program	(210)	(104)	(18)	(122)	−	(454)
Unscheduled stoppages and pre-operating expenses	(307)	(1)	(25)	(1)	−	(334)
Gains / (losses) on decommissioning of returned/abandoned areas	(324)	−	−	−	−	(324)
Gains / (losses) related to legal, administrative and arbitration proceedings	(102)	(28)	10	17	−	(103)
Equalization of expenses - Production Individualization Agreements	(8)	−	−	−	−	(8)
Gains/(losses) with Commodities Derivatives	−	−	−	(7)	−	(7)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Voluntary Separation Plan - PDV	(31)	(11)	(3)	50	−	5
Fines imposed on suppliers	13	(4)	1	1	−	11
Amounts recovered from Lava Jato investigation	9	−	−	45	−	54
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	50	33	(47)	−	36
Early termination and changes on payments of lease agreements	98	(3)	−	8	−	103
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(10)	442	(78)	12	−	366
Expenses/Reimbursements from E&P partnership operations	239	−	−	−	−	239
Pension and medical benefits - retirees	−	−	−	1,588	−	1,588
Others	35	93	(15)	(8)	1	106
	(598)	434	(95)	1,536	1	1,278

Table 29 - Other Income and Expenses by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Variable compensation program	−	(9)	−	(5)	−	(14)
Unscheduled stoppages and pre-operating expenses	(278)	−	(10)	(4)	−	(292)
Gains / (losses) on decommissioning of returned/abandoned areas	(16)	−	−	−	−	(16)
Gains / (losses) related to legal, administrative and arbitration proceedings	(107)	(71)	(1)	(46)	−	(225)
Equalization of expenses - Production Individualization Agreements	(136)	−	−	−	−	(136)
Gains/(losses) with Commodities Derivatives	−	−	−	(48)	−	(48)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Voluntary Separation Plan - PDV	14	(22)	3	(73)	−	(78)
Fines imposed on suppliers	18	1	−	2	−	21
Amounts recovered from Lava Jato investigation	−	−	−	16	−	16
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Early termination and changes on payments of lease agreements	65	(2)	(4)	(33)	−	26
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	289	(26)	21	(66)	−	218
Expenses/Reimbursements from E&P partnership operations	307	−	−	−	−	307
Pension and medical benefits - retirees	−	−	−	(211)	−	(211)
Others	(26)	(8)	11	(24)	−	(47)
	130	(137)	(23)	(492)	−	(522)

40

Table 30 - Consolidated Assets by Segment – 12.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,917	18,305	4,299	1,237	−	108,758
Assets under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948

Table 31 - Consolidated Assets by Segment – 12.31.2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	154,280	43,521	12,713	24,090	(4,864)	229,740

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Assets under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473
41

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 2020[3]

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	4,471	77	894	(4,898)	404	948
Net finance income (expense)	−	−	−	9,630	−	9,630
Income taxes	2,398	265	393	(4,438)	208	(1,174)
Depreciation, depletion and amortization	8,661	2,114	473	197	−	11,445
EBITDA	15,530	2,456	1,760	491	612	20,849
Results in equity-accounted investments	181	437	(128)	169	−	659
Impairment	7,364	(164)	(36)	175	−	7,339
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(228)	(392)	66	55	−	(499)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	22,847	2,337	1,705	890	612	28,391
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	22,847	2,337	1,705	890	612	28,391

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	12,613	922	4,301	(8,632)	(1,401)	7,803
Net finance income (expense)	−	−	−	8,764	−	8,764
Income taxes	6,451	552	2,162	(4,244)	(721)	4,200
Depreciation, depletion and amortization	11,486	2,458	654	238	−	14,836
EBITDA	30,550	3,932	7,117	(3,874)	(2,122)	35,603
Results in equity-accounted investments	(86)	151	(103)	(115)	−	(153)
Impairment	1,956	697	195	−	−	2,848
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(700)	204	(5,361)	(189)	−	(6,046)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	120	−	120
Adjusted EBITDA* from continuing operations	31,720	4,984	1,848	(4,024)	(2,122)	32,406
Adjusted EBITDA* from discontinued operations	−	−	14	287	−	301
Adjusted EBITDA*	31,720	4,984	1,862	(3,737)	(2,122)	32,707

* See definition of Adjusted EBITDA in glossary.

42

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	6,384	987	209	3,835	202	11,617
Net finance income (expense)	−	−	−	(1,364)	−	(1,364)
Income taxes	3,302	451	83	(1,216)	105	2,725
Depreciation, depletion and amortization	1,539	549	106	42	−	2,236
EBITDA	11,225	1,987	398	1,297	307	15,214
Results in equity-accounted investments	24	(112)	(46)	116	−	(18)
Impairment	(5,816)	(207)	(4)	8	−	(6,019)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	10	(442)	77	(11)	−	(366)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	5,443	1,226	425	1,410	307	8,811
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	5,443	1,226	425	1,410	307	8,811

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 3Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2,706	394	263	(3,038)	(582)	(257)
Net finance income (expense)	−	−	−	4,186	−	4,186
Income taxes	1,390	257	104	(2,019)	(300)	(568)
Depreciation, depletion and amortization	2,200	509	115	49	−	2,873
EBITDA	6,296	1,160	482	(822)	(882)	6,234
Results in equity-accounted investments	(7)	105	(59)	129	−	168
Impairment	13	−	(32)	6	−	(13)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control **	(289)	26	(21)	66	−	(218)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA* from continuing operations	6,013	1,291	413	(621)	(882)	6,214
Adjusted EBITDA* from discontinued operations	−	−	−	−	−	−
Adjusted EBITDA*	6,013	1,291	413	(621)	(882)	6,214

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Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer